

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 1, 2022

Larry W. Myers
Chief Executive Officer
First Savings Financial Group, Inc.
702 North Shore Drive, Suite 300
Jeffersonville, IN 47130

> **Re: First Savings Financial Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 27, 2022**
> **File No. 333-265275**

Dear Mr. Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Zachary Davis, Esq.